PETRO CAPITAL SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Net Capital Requirement, the Greater of:			$	5,000
1/15 of Aggregate Indebtedness	$	653		
Minimum Dollar Requirement	$	5,000		
Net Capital			$	364,065
Excess Net Capital			$	359,065
Aggregate Indebtedness:			$	9,797
Ratio of Aggregate Indebtedness to Net Capital:				2.69%
Ratio of Subordinated Indebtedness to Debt/Equity Total:				N/A
120% of Required Net Capital			$	6,000.00
Net Capital in Excess of 120% of Required Net Capital				358,065.00

Total Assets (Cash on Hand, Money Market Accounts)			$	385,709
Less: Total Liabilities				9,797
(Exclusive of subordinated debt)				
Net Worth				375,912
Deductions from and/or charges to Net Worth:				
Total non-allowable assets	$	11,847		
(Excess Fidelity Bond deductible)				
Total Deductions from Net Worth				11,847
Net Capital before haircuts on securities positions			$	364,065
Haircuts on securities:				
Certificates of Deposit and Commercial Paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other Securities		-		
Total haircuts of securities				-
Net Capital			$	**364,065**

There are no material differences between the amounts presended above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2015.